SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.  20549

                         FORM 12b-25



                                                SEC File Number
                                                        1-10411


                                                   CUSIP Number
                                                    786421-10-7


                 NOTIFICATION OF LATE FILING


[ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:  April 30, 1994


        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


Part I - Registrant Information
- - -------------------------------

  Full Name of Registrant:                SafeCard Services, Inc.

  Address of Principal Executive Office:  3001 E. Pershing Blvd.
                                          Cheyenne,  WY  82001


Part II - Rules 12b-25(b) and (c)
- - ---------------------------------

     (a) The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


Part III - Narrative
- - --------------------

    The Form 10-Q for the second quarter ended April 30, 1994 could not be filed within the prescribed time period without unreasonable effort and expense because of the recent change in senior management, which included certain personnel who are involved in preparation of the Form 10-Q.



Part IV - Other Information
- - ---------------------------

  (1) Name and telephone number of person to contact in regard to this notification.

            G. Thomas Frankland   (904) 273-3000

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       [X] Yes                      [ ] No

    (3) Is it anticipated that any significant change in results of operations for the current quarter from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [ ] Yes                      [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   Not applicable.





                  SafeCard Services, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date:  June 14, 1994                     G. THOMAS FRANKLAND
                                         -------------------
                                         G. Thomas Frankland
                                         Vice Chairman and
                                         Chief Financial Officer